SP 3/6/03

03013000

VF 3-5-03 **

D STATES
...ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires: October 31, 2004	
Estimated average burden hours per response . . . 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28900

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WESTMINSTER RESEARCH ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 EAST 52ND STREET – 20TH FLOOR

(No. and Street)

NEW YORK	NEW YORK	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTOPHER SPRINGER **212-468-7560**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 19 2003

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

We, John Meserve and Christopher Springer, affirm that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Westminster Research Associates, Inc., as of December 31, 2002, are true and correct. We further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

PETRA F. BEGLEY
Notary Public, State of New York
No. 01BE6075251
Qualified in New York County
Commission Expires June 3, 2006

John Meserve, President

Christopher Springer, Chief Financial Officer

Petra F. Begley

Notary Public

February 20, 2003.

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- (q) Supplementary Report of Independent Auditors on Internal Control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Westminster Research Associates, Inc.

December 31, 2002
with Report of Independent Auditors

Westminster Research Associates, Inc.

Statement of Financial Condition

December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Board of Directors of
Westminster Research Associates, Inc.

We have audited the accompanying statement of financial condition of Westminster Research Associates, Inc. (the "Company") as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2002 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 26, 2003

Westminster Research Associates, Inc.

Statement of Financial Condition

December 31, 2002

Assets	
Cash and equivalents	$ 33,405,363
Cash and securities segregated in compliance with federal regulations	5,039,227
Receivable from brokers	3,015,393
Goodwill	52,883,162
Intangible assets, net of accumulated amortization of $774,737	1,621,353
Other assets	3,522,191
Total assets	$ 99,486,689
Liabilities and stockholder's equity	
Liabilities:	
Deferred soft dollar and commission recapture payable	$ 25,867,638
Taxes payable	1,560,818
Other liabilities and accrued expenses	1,745,730
Total liabilities	29,174,186
Commitments and contingencies (*Note 8*)	–
Stockholder's equity	70,312,503
Total liabilities and stockholder's equity	$ 99,486,689

The accompanying notes are an integral part of this statement of financial condition.

Westminster Research Associates, Inc.

Notes to Statement of Financial Condition

December 31, 2002

1. Organization and Description of Business

Westminster Research Associates, Inc. (the "Company") is a registered broker/dealer under the Securities Exchange Act of 1934. The Company's principal operations relate to providing "soft dollar" research to U.S. investment advisors and commission recapture services to certain plan sponsor clients. Revenues are primarily derived from "soft dollar" commission transactions. The Company is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company is an indirect wholly owned subsidiary by The Bank of New York (the "Parent").

2. Significant Accounting Policies

Deferred Soft Dollar and Commission Recapture Payable

When a customer's commission payments exceed its commitment, a liability is established for future research and research related services owed to that customer.

Goodwill and Intangible Assets

The Company accounts for goodwill using an impairment only approach. Impairment testing for goodwill is required on at least an annual basis. The Company performed the annual impairment test as of September 30, 2002 and determined there was no impairment charge for 2002.

Intangible assets are made up of the identifying and distinguishing attributes of the Company at the time of the purchase, and are being amortized on a straight-line basis over a range of 18 months to 5 years from the date of the original acquisition.

Cash and Equivalents

The Company considers demand deposits and money market accounts to be cash and equivalents.

2. Significant Accounting Policies (continued)

Cash and securities segregated in compliance with federal regulations

Included in cash and securities segregated in compliance with federal regulations on the statement of financial condition are securities of $4,992,275, which are recorded on a trade date basis at fair value.

Other Assets

Other assets consist primarily of prepaid purchased research services and fixed assets. Prepaid purchased research represents amounts paid for the acquisition of research and research related services from independent originators and suppliers on behalf of the customer. Such receivables may not be evidenced by contractual obligations.

Fixed assets consist of furniture and equipment, computer hardware, and computer software. Furniture and equipment and computer hardware are depreciated on a straight-line basis over estimated useful lives between three and seven years. Software costs are amortized on a straight-line basis over five years.

The Company capitalizes certain costs incurred in connection with developing or obtaining software for internal use. Qualifying software costs are capitalized and amortized over the estimated useful life of the software.

Income Taxes

The Company accounts for income taxes under the liability method. Deferred liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases.

Use of Estimates

The preparation of the statement of financial condition, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and the accompanying notes. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Use of Estimates (continued)

Financial instruments recognized in the statement of financial condition approximate their fair value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to repricing generally on a daily basis.

3. Intangible Assets

The following table summarizes intangible assets as of December 31, 2002:

	Gross Carry Amount	Accumulated Amortization
Amortized intangible assets		
Software	$ 2,000,000	$ (466,667)
Non – compete agreement	396,090	(308,070)
Total	$ 2,396,090	$ (774,737)

4. Income Taxes

The Company is included in the consolidated federal, state and local tax returns filed by the Bank of New York Company, Inc. ("BNY"). Income taxes are provided for pursuant to a tax sharing agreement between the Parent and BNY. The Company is included under this tax sharing agreement. Income tax benefits are recognized to the extent such benefits can be realized by BNY in its consolidated returns.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The deferred tax liabilities of $1,205,470 relate principally to depreciation and amortization.

5. Related Party Transactions

At December 31, 2002, the Company had undrawn outstanding letters of credit with the Parent of $246,340.

B-Trade Services, LLC, an affiliate, executes trades for the Company, pursuant to the terms contained in a fully disclosed clearing agreement. The Company receives a referral fee for each trade executed.

6. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule (Rule 15C3-1). The Company computes net capital under the alternative method, which requires the maintenance of net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debits arising from customer transactions, as defined. At December 31, 2002, the Company had net capital of $12,002,707 and its net capital requirement was $250,000.

7. Retirement Savings Plan

All employees of the Company are eligible to participate in a retirement savings plan sponsored by an affiliate that has two components, a defined contribution profit sharing plan and a 401(k) match program. The Company is required to make annual contributions to the plan on behalf of its employees.

Westminster Research Associates, Inc.

Notes to Statement of Financial Condition (continued)

8. Commitments and Contingencies

The Company is obligated under a non-cancelable operating lease to pay the following minimum rentals:

	Amount
Year:	
2003	$ 198,924
2004	206,271
2005	212,487
2006	212,487
2007	212,487
Thereafter	150,512
	$ 1,193,168

The operating lease is subject to periodic escalation charges.

9. Off-Balance-Sheet Risk

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45") which provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company's customer activities involve the execution and clearance of customer securities transactions through clearing brokers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligation since the Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the clients introduced by the Company. At December 31, 2002, there were no amounts to be indemnified to clearing brokers for these customer accounts.